UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                                FORM 12b-25

                      Commission File Number 0-25549

                        NOTIFICATION OF LATE FILING

(Check One): [  ] Form 10-K [  ] Form 20-F [  ] Form 11-K [X] Form 10-Q
             [  ] Form N-SAR

         For Period Ended: June 30, 2003

         [  ] Transition Report on Form 10-K
         [  ] Transition Report on Form 20-F
         [  ] Transition Report on Form 11-K
         [  ] Transition Report on Form 10-Q
         [  ] Transition Report on Form N-SAR

         For the Transition Period Ended:___________________________

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART 1 - REGISTRANT INFORMATION


Full Name of Registrant:                    InterDent, Inc.


Former Name if Applicable:                  N/A
Address of Principal Executive Office:      222 No. Sepulveda Boulevard,
                                            Suite 740

City, State and Zip Code:                   El Segundo, California 90245-4340



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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]               (a)      The  reasons  described  in  reasonable  detail in
                  Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[  ]              (c) The accountant's statement or other exhibit required by
                  Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The Registrant requires additional time to complete the Form 10-Q for the quarterly period ended June 30, 2003 as a result of management's involvement with (i) the proposed plans of reorganization recently filed in the United States Bankruptcy Court for the Central District of California and (ii) other activities relating to certain filings of voluntary petitions under Chapter 11 of the United States Code on May 9, 2003.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

     Robert W. Hill                       (310)              765-2400
        (Name)                         (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ]No

If so, attach an explanation of the anticipated change, both narratively, and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

It is anticipated that the Registrant's total revenue for the quarter ended June 30, 2003 will be approximately $57.7 million, or approximately $6.8 million less than total revenues for the comparable quarter ended June 30, 2002. The decrease in revenues is attributed to the effect of a very poor national economy, high unemployment in the markets we serve and a reduction in dental benefits offered under the Oregon Health Plan to address the budget crisis in the State of Oregon.

The Registrant anticipates reporting a net loss for the three months ended June 30, 2003 of approximately $5.0 million compared to a net loss of approximately $3.2 million for the three months ended June 30, 2003. The increase in net loss is attributed to additional costs associated with the Company's pre arranged plan of reorganization being implemented through Chapter 11 of the Bankruptcy Code. Certain entities of the Company filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code on May 9, 2003.


                                 InterDent, Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  August 14, 2003                By:  /s/ Robert W. Hill
                                           Robert W. Hill
                                           Vice President, Finance & Accounting